UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70658

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/22/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VALUABLE CAPITAL SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 SPECTRUM CENTER DRIVE, SUITE 820
(No. and Street)

IRVINE	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	(212) 668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA, INC.
(Name – if individual, state last, first, and middle name)

1999 AVENUE OF THE STARS, SUITE 1100	CENTURY CITY	CA	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN MURPHY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VALUABLE CAPITAL SECURITIES, LLC, as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please See Attached For California Compliant Jurat. (CA Gov't Code 8202) [initials] 03Aug2022

Notary Public

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Jurat

(Calif. Gov't Code 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of **Orange**)

Subscribed and sworn to (or affirmed) before me on this 3rd day of Aug., 20 22, by Kevin Murphy,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

STEVE OBERLANDER
COMM. #2288368
Notary Public - California
Orange County
My Comm. Expires June 9, 2023
NR01

(Seal)

Signature of Notary Public

012022

Optional Section

Note: California state law does not require this section to be completed either in full or in part. However, any information below may prevent the accidental or fraudulent misuse of this certificate with a document for which the certificate was not originally intended for.

This Certificate Is Attached To A Document (Titled/For The Purpose Of) Oath or Affirmation.

The Attached Document Has A Date Of ______.

Additional Information: Valuable Capital Securities, LLC

01.2022

Valuable Capital Securities, LLC

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

For the Period from December 22, 2021 through June 30, 2022

With Report of Independent Registered Public Accounting Firm

Contents

For the Period from December 22, 2021 through June 30, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Valuable Capital Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Valuable Capital Securities, LLC (the "Company") as of June 30, 2022, the related statements of operations, changes in member's equity, and cash flows for the period December 22, 2021 through June 30, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the period December 22, 2021 through June 30, 2022, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
August 03, 2022

Valuable Capital Securities, LLC

Statement of Financial Condition
June 30, 2022

ASSETS

Cash	$	663,229
Receivable from broker-dealers and clearing organizations		117,498
Other receivable		26,383
Prepaid expenses and other assets		30,661
TOTAL ASSETS	$	837,771

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	59,007
TOTAL LIABILITIES		59,007

MEMBER'S EQUITY

TOTAL MEMBER'S EQUITY		778,764
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	837,771

See accompanying notes to financial statements

Valuable Capital Securities, LLC

Statement of Operations
For the period from December 22, 2021 (date of registration) through June 30, 2022

REVENUE:		
Other income	$	109
OPERATING EXPENSES:		
Compensation and benefits		686,664
Dues and subscriptions		105,356
Professional fees		100,855
Occupancy and equipment		45,052
Other expenses		168,719
Total operating expenses		1,106,646
NET LOSS	$	(1,106,537)

See accompanying notes to financial statements

Valuable Capital Securities, LLC

Statement of Changes in Member's Equity
For the period from December 22, 2021 (date of registration) through June 30, 2022

		Total Member's Equity
Balance at December 22, 2021	$	1,635,301
Net Loss		(1,106,537)
Contributions		250,000
Balance at June 30, 2022	$	778,764

See accompanying notes to financial statements

Statement of Cash Flows
For the period from December 22, 2021 (date of registration) through June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(1,106,537)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities:		
Increase in receivables from broker-dealers and clearing organizations		(117,498)
Increase in other receivable		(26,383)
Increase in prepaid expenses and other assets		(21,798)
Increase in accounts payable and accrued expenses		58,362
Net cash used in operating activities		(1,213,854)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		250,000
Net cash provided by financing activities		250,000
NET DECREASE IN CASH		(963,854)
CASH AT BEGINNING OF PERIOD		1,627,083
CASH AT END OF PERIOD	$	663,229

See accompanying notes to financial statements

Notes to Financial Statements
For the period from December 22, 2021 (date of registration) through June 30, 2022

1. Organization and Business

Valuable Capital Securities LLC (the "Company") is a limited liability company headquartered in California and formed on December 22, 2020 under the laws of the state of Delaware. On December 22, 2021, the Company was approved as a broker-dealer and as such is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). During the fiscal year, the ownership was changed from the prior sole member to Valuable Capital US Holdings, Inc.

The Company primarily provides retail brokerage of corporate debt and equity securities on an agency basis and is focused on bringing the U.S. market to a segment of overseas retail investors alongside its domestic clients.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. The Company paid California's minimum franchise tax of $800 which is included in other operating expenses on the statement of operations.

Revenue Recognition
Revenue is recognized in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers." The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commissions on client transactions in equity and debt securities, as well as other exchange traded products. Commission revenues and related clearing expenses are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Leases

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification ("ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the ASC are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP. New accounting pronouncements are integrated into the ASC through the issuance of Accounting Standard Updates ("ASU's"). For the year ending June 30, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is evaluating the implications, if any, of each of these pronouncements and the possible impact they might have on the Company's financial statements.

3. Capital and Liquidity

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern considerations, management has determined that the Company will have access to funding from the Parent. The Parent is committed to continuing to fund the operations of the Company. During the period ended June 30, 2022, the Parent contributed a total of $250,000 to the Company.

4. Other receivable transactions with Related Parties

Per regulatory approval, the Company was using the account of an employee as a test account for orders and trades, as well as the settlement process. The Company funded the account in April of 2022 and it was closed in June of 2022. The receivable represents the balance owed to the Company, which was settled in July of 2022.

5. Deposit and Receivable from Clearing Organizations

Pursuant to its clearing agreement with RQD Clearing and Interactive Brokers, the Company introduces all of its securities transaction to the clearing firm on a fully disclosed basis. Customer money balances and securities are carried on the books of the clearing firm. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing firm for any losses which the clearing firm may sustain from carrying securities transactions introduced by the Company. At June 30, 2022, the Company had deposits of $110,000 at two clearing firms and clearing firm receivables of $7,498. These balances are reported on the statement of financial condition.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 effectively describes guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign ex-change rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

7. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operations). At June 30, 2022, the Company had net capital of $721,720 which exceeded the required net capital of $7,376 by $714,344. The Company's percentage of aggregate indebtedness to net capital was 8%.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

8. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2022.

Valuable Capital Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of June 30, 2022

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	778,764
NON-ALLOWABLE DEDUCTIONS AND/OR CHARGES:		
Prepaid expenses and other assets		(57,044)
NET CAPITAL	$	721,720
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	7,376
Excess net capital	$	714,344
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	715,720
AGGREGATE INDEBTEDNESS	$	59,007
Percentage of aggregate indebtedness to net capital		8%

There are no material differences between the preceding computation and the Company's most recently filed Part II of Form X-17A-5 as of June 30, 2022.

See Report of Independent Registered Public Accounting Firm

**SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with Rule 15c3-3(k)(2)(ii).

**SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)**

The Company had no exceptions under SEC Rule 15c3-3 for the period from December 22, 2021 through June 30, 2022. The Company did not carry accounts of or for customers throughout the period from December 22, 2021 through June 30, 2022 without exception.

Valuable Capital Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period December 22, 2021 through June 30, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Valuable Capital Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Valuable Capital Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Valuable Capital Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Valuable Capital Securities, LLC stated that Valuable Capital Securities, LLC met the identified exemption provisions throughout the period December 22, 2021 through June 30, 2022 without exception. Valuable Capital Securities, LLC’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valuable Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

.

DCPA

DCPA

Century City, California
August 03, 2022

Assertions Regarding Exemption Provisions

We, as members of management of **Valuable Capital Securities, LLC** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period December 22, 2021 through June 30, 2022.

Valuable Capital Securities LLC

By:

Kevin Murphy CEO